

Sean Flanagan (He/Him) · 3rd

Screenwriter, Producer and Film Executive
New York City Metropolitan Area · Contact info
500+ connections

Priymus Media

The New School

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Activity
652 followers

Sean Flanagan commented on a post · 2mo

I always thought it was an inane and toxic format. Even more the second Elon said he'd put Trump back on it.

1 comment

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Experience

Acquistions
Priymus Media · Full-time
Jan 2022 - Present · 9 mos
New York City Metropolitan Area

Manager
The Meet Cute Murders LLC · Freelance
Jan 2022 - Present · 9 mos
New Orleans, Louisiana, United States

Founder
Magnetbox Films
Feb 2017 - Present · 5 yrs 8 mos
New York, United States

Film Distribution and Marketing Consultation
https://magnetboxfilms.com/   ...see more

Head Of Distribution
Buffalo 8 · Freelance
Sep 2018 - Jul 2021 · 2 yrs 11 mos
Los Angeles

Director Of Development
Visual Data Media Services
Jan 2018 - Sep 2019 · 1 yr 9 mos
Burbank, California

Head of Aggregation and Independent Film

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Education

The New School
B.A., Creative Writing, Film Studies
2004 - 2008

Focused in Fiction Writing, Non-Fiction Writing and Film Studies.

Skills

Film Production

Endorsed by Tommy Reid who is highly skilled at this

18 endorsements

Television

Endorsed by Robert E Frye who is highly skilled at this

17 endorsements

Social Media

Endorsed by Golda Criddle who is highly skilled at this

Endorsed by 2 colleagues at Premiere Digital Services

12 endorsements

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Recommendations

Received   Given

Jacob Coburn · 3rd


Independent Filmmaker | Video Producer
September 13, 2022, Jacob worked with Sean on the same team

I've worked with Sean for years in a variety of different capacities, and what strikes me the most about him is the energy, competence, and organization he brings to everything he does. When we worked together at Premiere Digital, he managed to make time and space to really connect with a truly staggering amount of independent filmmakers, production companies, distributors, and VOD ...see more


Tommy Reid in · 2nd
Senior Executive Director, New Business at Tongal, & Award-Winning Producer/Director/Creative Director
July 19, 2016, Tommy worked with Sean on the same team

Sean is extremely knowledgeable about all platforms on VOD, easy to work with and gives excellent feedback on prospected submissions for all VOD content. He passion is contagious and he is such a team player and strives for quality on all levels.

Languages

Spanish

Interests

Companies   Groups   Schools

 **Sundance Institute**
107,816 followers

 **Buffalo 8**
1,668 followers

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Causes

Arts and Culture • Civil Rights and Social Action • Education